[JONES DAY LETTERHEAD]

June 4, 2012

Mr. Andrew Mew
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mailstop 3561
Washington, D.C.  20549

Re:       Macy’s, Inc.
Form 10-K for the Fiscal Year Ended January 28, 2012
Filed March 28, 2012
File Number 1-13536

Dear Mr. Mew:

On behalf of Macy’s, Inc. (the “Company”), we are writing to respond to your letter dated May 23, 2012 containing the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in regard to the above-referenced filing (the “Form 10-K”).

We have included the text of the Staff’s comments preceding each of the Company’s responses.  Set forth below are the Company’s responses to the comments presented in your letter.

Item 3.  Legal Proceedings, page 9

1.                  Recent articles indicate you have initiated a lawsuit against Martha Stewart Living for damages recovery following the signing of its deal with J.C. Penney to also carry Martha Stewart branded goods.  To enhance transparency, please consider disclosing in further detail the development of your lawsuit.  To the extent that the damages are material please disclose within MD&A how this could impact your earnings trends.

Response:  The Staff is supplementally advised that the Company has considered its disclosure obligations in relation to the referenced litigation under both Item 103 of Regulation S-K and Item 303 of Regulation S-K, and has concluded that disclosure regarding the litigation is not required under the standards set forth therein.  The principal factor considered by the Company in reaching its conclusion was the Company’s assessment of the likelihood that it will obtain appropriate relief with respect to its claims.  In addition, the Company took into account (1) its recent results of operations and its expectations regarding future results of operations and (2) the disclosures contained in Items 1 and 1A of the Form 10-K regarding the competitive environment in which the Company operates and specifically identifying J.C. Penney as a competitor, describing the bases upon which the Company competes for customers, describing the Company’s growth strategies, and disclosing related risks.  Having considered its prospects for successfully prosecuting its claims, the myriad factors that may affect the Company’s business and results of operations, and its existing disclosures, the Company does not believe that specific disclosure regarding the litigation would enhance transparency or investor understanding.

Note 1.  Organization and Summary of Significant Accounting Policies, page F-8.

Reportable Segments, page F-8

2.                  We note you aggregate your operating divisions into one reportable segment.  Please clarify for us and in your disclosure whether your operating divisions are operating segments.  Given the significant growth of your dot com/online and ecommerce businesses in recent years, please explain to us how you considered them, along with catalog sales, if applicable, as reportable segments. If so, explain to us how macy’s.com and bloomingdales.com continue to meet the aggregation criteria within ASC 280-10-50-11 for aggregation. In doing so, please provide us the data and the substantive factors you considered in determining that the segment(s) have similar economic characteristics including exhibiting similar long-term prospects.

Response:  The Company is an omnichannel organization operating stores and Internet websites that sell a wide range of merchandise, including men’s, women’s and children’s apparel and accessories, cosmetics, home furnishings and other consumer goods.  The Company believes that all of its operating divisions are operating segments and that the aggregation and presentation of its operations as a single reporting segment is consistent with the principles and objectives of aggregation under Accounting Standards Codification (“ASC”) 280-10-50-11.  In particular, the Company believes that -- from the standpoint of understanding the Company’s business activities, the economic environment in which the Company operates, and the Company’s prospects for future cash flows -- the aggregation of the Company’s operating divisions for financial reporting purposes provides investors with information which is equivalent in all material respects to the information that would be provided if the Company treated its operating divisions as separate reporting segments.

In response to the Staff’s request for clarifying disclosure, the Company proposes to include disclosure in future filings similar to the following:

The Company’s operations are conducted through Macy’s, macys.com, Bloomingdale’s, bloomingdales.com and Bloomingdale’s Outlet, which are operating segments that are aggregated into one reporting segment in accordance with the Financial Accounting Standards Board Accounting Standards Codification Topic 280, “Segment Reporting.”

The Company’s management views its online and stores operating divisions as being integral and fundamentally inseparable components of the Company’s business of selling an array of merchandise to retail customers.  In particular, the Company’s management believes that its omnichannel strategy, which allows customers to shop seamlessly in stores, online and via mobile devices, substantially enhances the Company’s ability to compete effectively against a variety of retail formats.  Accordingly, the Company views its utilization of Internet resources as an important element of the Company’s overall merchandising operations, and not as a separate line of business.

The Company’s online and store operations are conducted in a symbiotic manner designed to satisfy customer demand and maximize the profitability of the Company’s overall retailing operations and, as such, are highly integrated from beginning to end.  Examples of this integration include: the use of the same sourcing and logistics functions to procure the same merchandise; the use of centrally located “pool stock” to fill orders from both online and stores; the use of the same advertising, promotional calendars, customer reward programs and other marketing techniques in offering that merchandise for sale to the same base of customers; the provision of the same credit opportunities and services to facilitate sales and receipt of payment; and the provision of the same post-sale customer service.  This integration manifests itself in the Company/customer interface in a variety of ways, including: Internet product research leading to sales of merchandise in stores and vice versa; Internet sales of merchandise being originated in stores through on-site Internet access; the availability and use of the search and send online feature in stores; the availability of store inventory for sale through the Internet; and the ability of customers to return merchandise purchased on the Internet to store locations.  This integration is also reflected in the manner in which the Company’s overall operations are managed.  For example, decisions regarding the allocation of resources to enhance the Company’s online operations, including capital spending and advertising, are made only after consideration of how doing so will also benefit the Company’s store operations and, accordingly, the Company’s overall operations.

In sum, the Company’s online and stores operating divisions engage in substantially the same business activities and operate in the same economic environment, and offer substantially the same array of merchandise to a common customer base using substantially the same procurement and promotion processes and credit and payment methods.  Correspondingly, the Company’s online and store operating divisions have historically had similar economic characteristics and are expected to have similar economic characteristics and long-term financial performance in future periods.  Accordingly, the Company believes that the economic characteristics of the Company’s operating divisions are sufficiently similar, interdependent components of its omnichannel retail operations to qualify for aggregation into a single reporting segment.

The metrics used by management to assess the performance of the Company’s operations include sales trends, gross margin rates, expense rates, and rates of earnings before interest and taxes (“EBIT”) and earnings before interest, taxes, depreciation and amortization (“EBITDA”). Terry Lundgren, Macy’s, Inc. Chairman, President and Chief Executive Officer, acts as the Chief Operating Decision Maker (CODM) for the aggregated reporting segment.

Concurrently with the submission of this letter, the Company is providing supplementally to the Staff under separate cover historical and projected financial data that supports the presentation of the Company’s online and store operations as a single reporting segment.  For purposes of responding to the Staff’s comment, the supplementally provided data necessarily includes comparisons of certain economic characteristics of the Company’s online operations, on the one hand, and the Company’s store operations, on the other hand.  The Staff is supplementally advised, however, that while the supplementally provided data is derived from the Company’s internal monthly financial reporting and annual business plan (which are utilized by the Company's CODM and other members of management in managing the Company's overall merchandising operations), the Company’s internal monthly financial reporting and annual business plan do not distinguish or segregate results of the Company’s overall operations in this manner. This, of course, is consistent with management’s determination that the Company’s overall operations should be aggregated and presented as a single reporting segment, and reflects management's view that the Company's online and stores operating divisions are integral and inseparable components of the Company's overall business, as well as the Company's omnichannel approach to its overall operations, as described above. Because the data provided supplementally to the Staff is derived from the data used by management in the ordinary course of business, it does not fully reflect the results that would be achieved if the Company’s online and store operations were in fact operated and managed as separate reporting segments.   For example, online orders for merchandise of certain families of business are reported in store operations, in-store search and send online purchases are reported in store operations, the sale and subsequent return of merchandise are not always reflected in the same retail operation and many centrally managed expenses (e.g., advertising, data processing and management information services, warehousing and distribution services, post employment and postretirement benefits and stock-based compensation) are primarily or exclusively included in the stores results . Finally, the Staff is supplementally advised that, while the sales growth rate is anticipated to be higher in the Company’s online operations in the near term, online sales are expected to remain a relatively modest portion of the Company’s total sales for the foreseeable future.

Net Sales, page F-8

3.                  We note your policy to record the sales of merchandise at the time of delivery. With the growth in internet sales, please clarify for us your policy regarding the recognition of sales as it relates to internet and catalog sales. In that regard, please further disclose how you determine delivery has occurred, and whether you recognized these revenues based on FOB shipping point or FOB destination.

Response:  The referenced policy relates to all sales recognized by the Company.  With respect to sales not recognized at the point of sale, the Company utilizes shipping manifest data noting the customer delivery date to establish the date of sale for purposes of revenue recognition.

In future filings, the Company proposes to enhance its disclosure in a manner similar to the following:

Sales of merchandise are recorded at the time of delivery to the customer and reported net of merchandise returns.

Gift Cards, page F-11

4.                  We refer you to your policy regarding gift cards on page F-11. Please explain to us and disclose in future filings, as applicable, the following:

•                     For non-expiring gift cards a description of the redemption patterns and when you determine that redemption is remote based on those patterns to support recognition;

•                     The appropriateness of recognizing breakage as a reduction of SG&A expense rather than revenues or other income under GAAP; and,

•                     The amounts of gift card breakage recognized in the periods presented.

Response:  The Company utilizes historical redemption patterns in order to estimate the amount and timing of breakage associated with non-expiring gift cards that are not expected to be redeemed.  The Company’s historical redemption patterns indicate a front-loaded redemption curve with higher redemptions in year one, very few redemptions after year two and negligible redemptions after year four.

The Company’s net sales include merchandise sales, sales of private brand goods directly to third party retailers, sales of excess inventory to third parties, commissions from licensed departments and shipping and handling fees.  The issuance of a gift card results in the creation of a liability to the holder of the card, while the use of the card results in a sale transaction.  Because the non-use of a gift card does not result in a sale transaction, the Company believes that the recognition of breakage as a reduction of selling, general and administrative expenses is appropriate.

Concurrently with the submission of this letter, the Company is providing supplementally to the Staff under separate cover the redemption pattern and the amounts of gift card breakage for the periods presented.

Note 4.  Inventories, page 14

5.                  We note your disclose that the cost of inventories using the LIFO method approximated the cost of such inventories using the FIFO method as of fiscal ended 2012 and 2011. In that regard, explain to us and disclose how your LIFO inventory cost approximated FIFO inventory cost in your situation. We may have further comment.

Response:  The Company’s use of the LIFO method is in accordance with ASC Topic 330, “Inventory”.

The value of LIFO inventory reflects the initial or base period stock valued at the price level of the year in which it was added.  The Company’s inventory valuations for book purposes reflect the application of fresh start accounting in connection with Federated Department Stores, Inc.’s emergence from bankruptcy in 1992 and the application of purchase accounting in connection with various acquisitions, including the acquisition of R.H. Macy & Co., Inc. in 1994, the acquisition of Broadway Stores, Inc. in 1995 and the acquisition of The May Department Stores Company in 2005.

Rising inventory levels and recent periods of low inflation have generated LIFO credits (i.e., the LIFO value of inventory is greater than the recorded cost of such inventory), including as of the Company’s fiscal years ended 2012 and 2011.  The Company has not recognized these LIFO credits because there are no previously recorded LIFO charges to recover and the Company’s inventories are valued at the lower cost or market.  Consequently, the Company’s use of the LIFO method of reporting the Company’s inventory as of the end of fiscal 2012 and 2011 results in the same valuation of such inventories as using the FIFO method.

*       *       *       *       *       *       *

The Company hereby acknowledges that:

•                     The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•                     Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                     The Company may not assert the action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please do not hesitate to contact me at (214) 969‑3704, or by facsimile at (214) 969‑5100.

Very truly yours,

/s/ Mark E. Betzen

Mark E. Betzen

cc:        Scott Stringer, United States Securities and Exchange Commission

            Karen M. Hoguet, Macy’s, Inc.

            Dennis J. Broderick, Macy’s, Inc.

            Linda J. Balicki, Macy’s, Inc.

            Joel A. Belsky, Macy’s, Inc.

            Scott Flynn, KPMG LLP